Exhibit 99.1



                            Explanation of Responses


(1) On September 11, 2007, the reporting person entered into a prepaid variable forward contract with an unaffiliated third party buyer. The reporting person pledged 1,765,188 shares of Monster Worldwide Inc. common stock (the "Shares") to secure his obligations under the contract, and retained ordinary dividend and voting rights in the Shares during the term of the pledge. The contract obligates the reporting person to deliver to the buyer 176,518 shares of Monster Worldwide Inc. common stock on September 11, 2008, 176,518 shares of Monster Worldwide Inc. common stock on September 12, 2008, and a number of the remaining shares of Monster Worldwide Inc. ratably on each of September 15, 16, 17, 18, 19, 22, 23 and 24, 2008 (each such number of shares, for the dates of September 11, 2008, September 12, 2008 and each such other date, the "Deliverable Shares") such that the aggregate number of shares of Monster Worldwide Inc. common stock delivered to the buyer constitutes 1,765,188 (or, in each case and at the reporting person's election, an equivalent amount of cash based on the market price of Monster Worldwide Inc. common stock on such date). In exchange for assuming this obligation, the reporting person received a cash payment of $50,943,578.31 on September 14, 2007. Provided the reporting person does not exercise his cash settlement option, the number of shares of Monster Worldwide Inc. common stock to be delivered to the buyer on each maturity date is to be determined as follows: (i) if the Nasdaq official closing price per share on such maturity date (the "Settlement Price") is less than or equal to $30.4610 (the "Forward Floor Price"), the reporting person will deliver to the buyer all of the Deliverable Shares corresponding to such date; (ii) if the Settlement Price is greater than the Forward Floor Price but less than or equal to $40.5809 (the "Forward Cap Price"), the reporting person will deliver to the buyer a number of shares of Monster Worldwide Inc. common stock equal to the product of
(x) the Deliverable Shares corresponding to such date times (y) the Forward Floor Price divided by the Settlement Price; and (iii) if the Settlement Price is greater than the Forward Cap Price, the reporting person will deliver to the buyer a number of shares of Monster Worldwide Inc. common stock equal to the product of (x) the Deliverable Shares corresponding to such date times (y) the quotient of (1) the Forward Floor Price plus (the Settlement Price minus the Forward Cap Price) divided by (2) the Settlement Price.

(2) As described in note (1) above, the first maturity date is September 11, 2008. There are a total of 10 maturity dates, as follows: September 11, 12, 15, 16, 17, 18, 19, 22, 23 and 24, 2008.